

March 10, 2009

Mr. Eddie M. LeBlanc, Chief Financial Officer
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

> **Re: Quest Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
> **Filed May 12, 2008 and August 11, 2008**
> **Form 8-K Dated August 22, 2008**
> **Filed August 25, 2008**
> **Response Letter Dated January 2, 2009**
> **File No. 0-17371**

Dear Mr. LeBlanc:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.   We have considered your responses to our prior comments in our letter of November 26, 2008. Based on correspondence between you and our Division of Corporation Finance's Office of Chief Accountant dated February 2, 2009 and February 23, 2009, we understand you plan to present restated financial statements for certain prior periods in your Form 10-K for the year ended December 31, 2008 instead of filing an amended Form 10-K for the year ended December 31, 2007 as referenced in your responses. Considering your responses to certain comments indicate you are currently reviewing your accounting policies and related disclosures, it would be helpful to submit revised responses to our prior comments referencing where and how you have addressed each comment in

your Form 10-K for the year ended December 31, 2008. We may have further comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (2002) 551-3717, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director